EXIBIT 19.1


MINNEAPOLIS--Feb. 4, 1998--

Approximately $2.5 Million Raised in Last 30 Days

            RSI Systems, Inc. (Nasdaq: RSIS), today announced that it has completed the private placement of 330,000 shares of its common stock at $1.65 per share. The shares offered in the private placement were not registered under the Securities Act of 1933 and may not be offered or sold by the purchasers in the private placement absent registration or an applicable exemption from registration requirements.

            The now concluded private equity placement raised approximately $487,000 in the supplemental phase, in addition to $2,033,000 raised earlier in January 1998. Total proceeds of approximately $2.5 million will be used to fund the Company's expanded sales and marketing effort and research and development of the Company's current generation Video Flyer video conferencing system. The offering was made through the Minneapolis investment banking firm of Miller, Johnson & Kuehn, Incorporated.

            Don Lies, president and CEO of RSI, said that "this capital will significantly enhance our ability to pursue the growing market opportunities we see for our high performance group video conferencing systems. These funds will allow us to rapidly expand our global marketing efforts while continuing to develop new leading edge features for the existing system and next generation video conferencing products. The additional capital also will enable the company to meet more stringent Nasdaq listing requirements being implemented in 1998".

            Founded in 1993 and headquartered in Minneapolis, RSI Systems, Inc., is a recognized industry leader in high quality, high performance full-motion video conferencing systems. It is the first company to offer a family of computer-free video conferencing systems that connect directly to any type of television, projector display system, PC or Mac computer to allow for worldwide video calling in less than 15 seconds, in both conference room and individual office applications.


CONTACT:    RSI Systems, Inc., Minneapolis
            Don Lies
            RSI Systems, Inc.
            612/896-3020
                  or
            John Mackay
            Padilla Speer Beardsley, Inc.
            612/871-8877